UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission file number: 001-38766

MMTEC, INC.

(Registrant’s name)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli

Chaoyang District, Beijing, 100027

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

As previously reported, on February 22, 2023, MMTEC, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) pursuant to which the Company issued an unsecured senior convertible promissory note in the principal amount of $40,000,000 (the “Note”) to a non-U.S. investor (the “Investor”) for a purchaser price of $32,000,000. The transaction contemplated under the Agreement was closed on February 22, 2023.

On February 24, 2023, the Company received a conversion notice from the Investor, and in accordance with the terms of the Note, the Company issued an aggregate of 80,000,000 ordinary shares, par value $0.01 per share, to the Investor and its designees at a conversion price of $0.50 per share, which represents the conversion floor price. The Investor waived the interest under the Note in connection with the full conversion of the Note. The Company fulfilled all its obligations under the Note upon conversion. Immediately following the issuance of the ordinary shares to the Investor, the Company has 85,145,041 ordinary shares issued and outstanding.

The Company relied on the exemption from registration afforded by Regulation S promulgated under the Securities Act of 1933, as amended, in connection with the issuance and sale of the Note and the issuance of ordinary shares upon conversion of the Note.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MMTEC, INC.

Dated: February 27, 2023	By:	/s/ Xiangdong Wen
Xiangdong Wen
Chief Executive Officer

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